UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 2) *

Inventiva S.A.

(Name of Issuer)

Ordinary Shares, nominal value €0.01 per share

(Title of Class of Securities)

46124U107
(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 46124U107	Page 2 of 15 Pages
1	NAMES OF REPORTING PERSONS Sofinnova Crossover I SLP (“SC”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,381,939 ordinary shares (including ordinary shares represented by American depositary shares), except that Sofinnova Partners SAS, a French corporation (“SP SAS”), the management company of SC, may be deemed to have sole voting power, and Antoine Papiernik (“Papiernik”), Monique Saulnier (“Saulnier”), Cédric Moreau (“Moreau”), Kinam Hong (“Hong”), Thomas Burt (“Burt”), Joseph Anderson (“Anderson”) and Jacques Theurillat (“Theurillat”), the members of the investment committee of SC, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See row 5.
7

SOLE DISPOSITIVE POWER

3,381,939 ordinary shares (including ordinary shares represented by American depositary shares), except that SP SAS, the management company of SC, may be deemed to have sole voting power, and Papiernik, Saulnier, Moreau, Hong, Burt, Anderson and Theurillat, the members of the investment committee of SC, may be deemed to have shared power to vote these shares.

	8	SHARED DISPOSITIVE POWER See row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,381,939 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.0%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP NO. 46124U107	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSONS Sofinnova Partners SAS, a French corporation (“SP SAS”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,381,939 ordinary shares (including ordinary shares represented by American depositary shares). SP SAS, the management company of SC, may be deemed to have sole voting power, and Papiernik, Saulnier, Moreau, Hong, Burt, Anderson and Theurillat, the members of the investment committee of SC, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See row 5.
7

SOLE DISPOSITIVE POWER

3,381,939 ordinary shares (including ordinary shares represented by American depositary shares). SP SAS, the management company of SC, may be deemed to have sole power to dispose of these shares, and Papiernik, Saulnier, Moreau, Hong, Burt, Anderson and Theurillat, the members of the investment committee of SC, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,381,939 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.0%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP NO. 46124U107	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSONS Antoine Papiernik (“Papiernik”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION French Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,381,939 ordinary shares (including ordinary shares represented by American depositary shares). SP SAS, the management company of SC, may be deemed to have sole voting power, and Papiernik, a member of the investment committee of SC, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See row 5.
7

SOLE DISPOSITIVE POWER

3,381,939 ordinary shares (including ordinary shares represented by American depositary shares). SP SAS, the management company of SC, may be deemed to have sole power to dispose of these shares, and Papiernik, a member of the investment committee of SC, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,381,939 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.0%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 46124U107	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSONS Monique Saulnier (“Saulnier”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION French Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,381,939 ordinary shares (including ordinary shares represented by American depositary shares). SP SAS, the management company of SC, may be deemed to have sole voting power, and Saulnier, a member of the investment committee of SC, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See row 5.
7

SOLE DISPOSITIVE POWER

3,381,939 ordinary shares (including ordinary shares represented by American depositary shares). SP SAS, the management company of SC, may be deemed to have sole power to dispose of these shares, and Saulnier, a member of the investment committee of SC, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,381,939 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.0%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 46124U107	Page 6 of 15 Pages

1	NAMES OF REPORTING PERSONS Cédric Moreau (“Moreau”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION French Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,381,939 ordinary shares (including ordinary shares represented by American depositary shares). SP SAS, the management company of SC, may be deemed to have sole voting power, and Moreau, a member of the investment committee of SC, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See row 5.
7

SOLE DISPOSITIVE POWER

3,381,939 ordinary shares (including ordinary shares represented by American depositary shares). SP SAS, the management company of SC, may be deemed to have sole power to dispose of these shares, and Moreau, a member of the investment committee of SC, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,381,939 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.0%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 46124U107	Page 7 of 15 Pages

1	NAMES OF REPORTING PERSONS Kinam Hong (“Hong”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,381,939 ordinary shares (including ordinary shares represented by American depositary shares). SP SAS, the management company of SC, may be deemed to have sole voting power, and Hong, a member of the investment committee of SC, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See row 5.
7

SOLE DISPOSITIVE POWER

3,381,939 ordinary shares (including ordinary shares represented by American depositary shares). SP SAS, the management company of SC, may be deemed to have sole power to dispose of these shares, and Hong, a member of the investment committee of SC, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,381,939 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.0%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 46124U107	Page 8 of 15 Pages

1	NAMES OF REPORTING PERSONS Thomas Burt (“Burt”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,381,939 ordinary shares (including ordinary shares represented by American depositary shares). SP SAS, the management company of SC, may be deemed to have sole voting power, and Burt, a member of the investment committee of SC, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See row 5.
7

SOLE DISPOSITIVE POWER

3,381,939 ordinary shares (including ordinary shares represented by American depositary shares). SP SAS, the management company of SC, may be deemed to have sole power to dispose of these shares, and Burt, a member of the investment committee of SC, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,381,939 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.0%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 46124U107	Page 9 of 15 Pages

1	NAMES OF REPORTING PERSONS Joseph Anderson (“Anderson”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,381,939 ordinary shares (including ordinary shares represented by American depositary shares). SP SAS, the management company of SC, may be deemed to have sole voting power, and Anderson, a member of the investment committee of SC, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See row 5.
7

SOLE DISPOSITIVE POWER

3,381,939 ordinary shares (including ordinary shares represented by American depositary shares). SP SAS, the management company of SC, may be deemed to have sole power to dispose of these shares, and Anderson, a member of the investment committee of SC, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,381,939 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.0%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 46124U107	Page 10 of 15 Pages

1	NAMES OF REPORTING PERSONS Jacques Theurillat (“Theurillat”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Swiss Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,381,939 ordinary shares (including ordinary shares represented by American depositary shares). SP SAS, the management company of SC, may be deemed to have sole voting power, and Theurillat, a member of the investment committee of SC, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See row 5.
7

SOLE DISPOSITIVE POWER

3,381,939 ordinary shares (including ordinary shares represented by American depositary shares). SP SAS, the management company of SC, may be deemed to have sole power to dispose of these shares, and Theurillat, a member of the investment committee of SC, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,381,939 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.0%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 46124U107	Page 11 of 15 Pages

Item 1 (a).	Name of Issuer: Inventiva S.A.

Item 1 (b).	Address of Issuer’s Principal Executive Offices: 50 rue de Dijon, 21121 Daix France.

Item 2 (a).              Name of Person Filing: The persons and entities filing this Amendment No. 2 to Schedule 13G are Sofinnova Crossover I SLP (“SC”), Sofinnova Partners SAS (“SP SAS”), and Antoine Papiernik (“Papiernik”), Monique Saulnier (“Saulnier”), Cédric Moreau (“Moreau), Kinam Hong (“Hong”) , Thomas Burt (“Burt”), Joseph Anderson (“Anderson”) and Jacques Theurillat (“Theurillat”), the members of the investment committee of SC (together with SC and SP SAS, the “Filing Persons”). SP SAS is the management company of SC.

Item 2 (b).              Address of Principal Business Office or, if none, Residence: The address of the principal place of business for each of the Filing Persons is Sofinnova Partners SAS, 7-11 boulevard Hausmann 75009 Paris, France.

Item 2 (c).              Citizenship: SC is a French Partnership. SP SAS is a French Corporation. Papiernik, Saulnier and Moreau are French citizens. Hong is U.S.A. citizen. Burt and Anderson are British citizens. Theurillat is a Swiss citizen.

Item 2 (d).	Title of Class of Securities: Ordinary shares, nominal value €0.01 per share.

Item 2 (e).	CUSIP Number: 46124U107

Item 3.	If this Statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Not applicable.

CUSIP NO. 46124U107	Page 12 of 15 Pages

Item 4.	Ownership

(a)	Amount beneficially owned: See Row 9 of the cover page for each of the Filing Persons. Each Filing Person disclaims beneficial ownership with respect to these shares except to the extent of such Filing Person’s pecuniary interest therein.

(b)	Percent of class: See Row 10 of the cover page for each of the Filing Persons. Ownership is stated as of December 31, 2022 and the ownership percentages are based on 42,134,169 shares outstanding as of December 31, 2022, as disclosed by Inventiva S.A. in its press release issued on December 31, 2022.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of the cover page for each of the Filing Persons.

(ii)	Shared power to vote or to direct the vote. See Row 6 of the cover page for each of the Filing Persons.

(iii)	Sole power to dispose or to direct the disposition of: See Row 7 of the cover page for each of the Filing Persons.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of the cover page for each of the Filing Persons.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications.

Not Applicable.

CUSIP NO. 46124U107	Page 13 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigneds' knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2023

SOFINNOVA CROSSOVER I SLP		SOFINNOVA PARTNERS SAS
By: Sofinnova Partners SAS

By:	/s/ Monique Saulnier	By:	/s/ Monique Saulnier
Name:	Monique Saulnier	Name:	Monique Saulnier
Title:	Managing Partner	Title:	Managing Partner

By:	/s/ Antoine Papiernik	By:	/s/ Monique Saulnier
Name:	Antoine Papiernik	Name:	Monique Saulnier

By:	/s/ Cédric Moreau	By:	/s/ Kinam Hong
Name:	Cédric Moreau	Name:	Kinam Hong

By:	/s/ Thomas Burt	By:	/s/ Joseph Anderson
Name:	Thomas Burt	Name:	Joseph Anderson

By:	/s/ Jacques Theurillat
Name:	Jacques Theurillat

CUSIP NO. 46124U107	Page 14 of 15 Pages

EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of February 10, 2023, by and among Sofinnova Crossover I SLP, Sofinnova Partners SAS, Antoine Papiernik, Monique Saulnier, Cédric Moreau, Kinam Hong, Thomas Burt, Joseph Anderson and Jacques Theurillat.